Exhibit 99.2

Wi-LAN Inc.

2012 Second Quarter

Unaudited Interim Condensed Consolidated

Financial Results

Interim Report

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue
Royalties	$20,791	$27,419	$45,484	$53,764
Brokerage	-	-	-	-
Total Revenue	$20,791	$27,419	$45,484	$53,764

Operating expenses
Cost of revenue	7,022	6,373	14,468	12,365
Research and development	1,980	1,637	4,751	3,100
Marketing, general and administration	9,184	5,691	16,201	19,815
Realized foreign exchange (gain) loss	(26)	64	(20)	404
Unrealized foreign exchange (gain) loss	1,105	(373)	(4,271)	(2,862)
Restructuring charges (Note 10)	418	-	418	-
Total operating expenses	19,683	13,392	31,547	32,822
Earnings from operations	1,108	14,027	13,937	20,942
Investment income	182	465	904	782
Interest expense	-	-	(1,126)	-
Debenture financing, net	-	-	(31,138)	-
Earnings (loss) before income taxes	1,290	14,492	(17,423)	21,724

Provision for (recovery of) income tax expense (Note 4)
Current	697	717	1,922	1,724
Deferred	742	3,476	(4,785)	(10,098)
	1,439	4,193	(2,863)	(8,374)
Net earnings (loss)	(149)	10,299	(14,560)	30,098

Other comprehensive income
Cumulative translation adjustment	-	-	-	(9,830)
Comprehensive income (loss)	$(149)	$10,299	$(14,560)	$20,268

Earnings (loss) per share (Note 6(g))
Basic	$0.00	$0.08	$(0.12)	$0.25
Diluted	$0.00	$0.08	$(0.12)	$0.25

Weighted average number of common shares
Basic	121,338,319	122,391,639	121,577,498	119,751,247
Diluted	121,338,319	124,821,577	121,577,498	122,365,607

See accompanying notes to unaudited condensed consolidated financial statements

2012 Second Quarter Financial Results	1

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

	June 30, 2012	December 31, 2011
As at
Current assets
Cash and cash equivalents	$189,571	$432,186
Short-term investments	1,562	1,524
Accounts receivable (Note 7)	1,109	2,153
Prepaid expenses and deposits	1,505	290
Deferred financing costs	-	1,716
Deferred tax asset (Note 4)	1,887	-
	195,634	437,869

Furniture and equipment, net	1,403	1,769
Patents and other intangibles, net	106,971	118,645
Deferred tax asset (Note 4)	19,132	18,086
Goodwill	12,623	12,623
	$335,763	$588,992

Current liabilities
Accounts payable and accrued liabilities (Note 5)	$18,795	$22,169
Due to related party	-	7,102
Current portion of patent finance obligation	2,517	2,458
Deferred tax liability (Note 4)	-	1,851
Debentures	-	203,855
	21,312	237,435

Patent finance obligation	3,929	5,189
Success fee obligation (Note 8 (c))	11,864	15,212
	37,105	257,836

Commitments and contingencies (Note 8)

Shareholders' equity
Capital stock (Note 6(c))	430,133	436,606
Additional paid-in capital (Note 6(d))	9,938	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(157,638)	(135,736)
	298,658	331,156
	$335,763	$588,992

See accompanying notes to unaudited condensed consolidated financial statements

2012 Second Quarter Financial Results	2

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash generated from (used in)
Operations
Net earnings (loss)	$(149)	$10,299	$(14,560)	$30,098
Non-cash items
Stock-based compensation	876	845	1,932	1,531
Depreciation and amortization	6,171	5,482	12,337	10,602
Foreign exchange (gain) loss	798	(527)	1,131	(3,205)
Deferred financing costs	-	-	1,746	-
Accretion of debt discount	-	-	25,175	-
Disposal of assets	209	-	209	-
Deferred income tax recovery	742	3,476	(4,785)	(10,098)
	8,647	19,575	23,185	28,928
Change in non-cash working capital balances
Accounts receivable	1,680	(980)	1,044	(1,738)
Prepaid expenses and deposits	(553)	(222)	(1,215)	(499)
Accounts payable and accrued liabilities	2,542	1,961	2,402	2,588
Due to related party	-	-	(7,102)	-
Cash generated from operations	12,316	20,334	18,314	29,279
Financing
Proceeds on sale of common shares, net	-	-	-	72,035
Dividends paid	(3,679)	(3,108)	(6,720)	(4,407)
Success fee obligation	(9,745)	-	(9,745)	-
Repayment of convertible debentures	-	-	(233,247)	-
Common shares repurchased under normal course issuer bid	(3,171)	-	(14,638)	-
Common shares issued for cash on the exercise of options	979	2,864	1,994	4,970
Common shares issued for cash from Employee Share Purchase Plan	116	87	116	87
Cash (used in) generated from financing	(15,500)	(157)	(262,240)	72,685
Investing
Sale (purchase) of short-term investments	32	(2,330)	(38)	(2,846)
Purchase of furniture and equipment	(222)	(445)	(331)	(953)
Purchase of patents	(690)	(8,688)	(1,376)	(9,367)
Cash used in investing	(880)	(11,463)	(1,745)	(13,166)
Foreign exchange gain (loss) on cash held in foreign currency	(798)	527	3,056	3,205

Net cash and cash equivalents (used in) generated in the period	(4,862)	9,241	(242,615)	92,003
Cash and cash equivalents, beginning of period	194,433	165,398	432,186	82,636
Cash and cash equivalents, end of period	$189,571	$174,639	$189,571	$174,639

See accompanying notes to unaudited condensed consolidated financial statements

2012 Second Quarter Financial Results	3

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2010	$355,709	$13,786	$26,055	$(155,137)	$240,413

Comprehensive earnings:
Net earnings	-	-	-	31,797	31,797
Net impact of change in functional currency on non monetary items	-	-	(9,830)	-	(9,830)
Shares issued:
Stock-based compensation expense	-	4,228	-	-	4,228
Exercise of stock options	9,181	(3,095)	-	-	6,086
Issuance of shares under Employee Share Purchase Plan	182	-	-	-	182
January 2011 Short Form Prospectus, net of issuance costs	71,992	-	-	-	71,992
Tax benefit related to share issuance costs	1,410	-	-	-	1,410
Expense related to RSUs issued on surrender of options	-	145	-	-	145
Shares repurchased under normal course issuer bid	(1,868)	(1,003)	-	-	(2,871)
Dividends declared	-	-	-	(12,396)	(12,396)
Balance - December 31, 2011	436,606	14,061	16,225	(135,736)	331,156

Comprehensive earnings:
Net earnings	-	-	-	(14,560)	(14,560)
Shares issued:
Stock-based compensation expense (Note 6(d))	-	1,932	-	-	1,932
Exercise of stock options (Note 6(c))	2,994	(1,000)	-	-	1,994
Sale of shares under Employee Share Purchase Plan (Note 6(c))	116	-	-	-	116
Shares repurchased under normal course issuer bid (Note 6(c))	(9,583)	(5,055)	-	-	(14,638)
Dividends declared	-	-	-	(7,342)	(7,342)
Balance - June 30, 2012	$430,133	$9,938	$16,225	$(157,638)	$298,658

See accompanying notes to unaudited condensed consolidated financial statements

2012 Second Quarter Financial Results	4

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.    nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) develops, acquires, and licenses a range of intellectual property that drives products in communications and consumer electronics markets. The Company has licensed patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip.

2.    basis of presentation

The condensed consolidated interim financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.    Significant accounting policies

These condensed consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

4.    Taxes

For the three and six months ended June 30, 2012, the Company recorded a deferred tax expense of $742 and a deferred tax recovery of $4,785, respectively (three and six months ended June 30, 2011 – deferred tax expense of $3,476 and deferred tax recovery of $10,098, respectively), and recorded a current tax expense for the three and six months ended of $697 and $1,922, respectively (three and six months ended June 30, 2011 - $717 and $1,724, respectively) which relates to foreign taxes withheld on revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

During the six months ended June 30, 2012, the Company recognized the deferred tax liabilities associated with the debenture financing of $6,308 and a decrease in deferred tax assets of $615. As at June 30, 2012, the Company had a valuation allowance of $5,585 (December 31, 2011 - $4,474) which is applicable to certain loss carryforwards in Canada and the U.S.

5.    Accounts Payable and accrued liabilities

	As at June 30, 2012	As at December 31, 2011
Trade payables	$3,970	$2,419
Accrued compensation	1,539	2,609
Accrued legal costs	1,579	278
Dividends	3,663	3,041
Success fee obligation (Note 8(c))	6,377	12,774
Accrued other	1,667	1,048
	$18,795	$22,169

2012 Second Quarter Financial Results	5

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

6.    share capital

a)	Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at June 30, 2012	As at December 31, 2011
Common shares	121,295,447	123,236,813
Securities convertible into common shares
Stock options	8,561,931	8,821,980
Deferred stock units (DSUs)	76,856	73,658
	129,934,234	132,132,451

As at June 30, 2012, no preferred shares or special preferred shares were issued or outstanding.

c)	Capital Stock
	Number	Amount
Common shares outstanding as at December 31, 2011	123,236,813	$436,606
Issued on exercise of stock options	736,334	1,994
Transfer from additional paid-in capital on exercise of options	-	1,000
Issued on sale of shares under Employee Share Purchase Plan	27,400	116
Repurchased under normal course issuer bid	(2,705,100)	(9,583)
Common shares outstanding as at June 30, 2012	121,295,447	$430,133

During the three and six months ended June 30, 2012, the Company paid quarterly cash dividends totaling $3,679 and $6,720, respectively (three and six months ended June 30, 2011 - $3,108 and $4,407, respectively). The dividend rate for the quarterly cash dividend paid during the three months ended March 31, 2012 was CDN $.025 per common share (three months ended March 31, 2011 – CDN $.0125 per common share) and during the three months ended June 30, 2012 was CDN $.03 per common share (three months ended June 30, 2011 – CDN $.025 per common share). During the three and six months ended June 30, 2012, the Company declared dividends totaling $3,663 and $7,342, respectively (three and six months ended June 30, 2011 – $3,108 and $6,256, respectively). The dividend rate for the declared dividends was CDN $.03 per common share during the three and six months ended June 30, 2012 (three and six months ended June 30, 2011 - CDN $.025 per common share).

On December 13, 2011, the Company received regulatory approval to make a normal course issuer bid (the “2011 NCIB”) through the facilities of the TSX. Under the 2011 NCIB, the Company could purchase up to 6,183,347 common shares. The 2011 NCIB commenced on December 15, 2011 and was completed on March 3, 2012. The Company repurchased 1,975,100 common shares under the 2011 NCIB during the three months ended March 31, 2012 for a total of $10,836.

2012 Second Quarter Financial Results	6

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

On March 13, 2012, the Company received regulatory approval to make a normal course issuer bid (the “2012 NCIB”) through the facilities of the TSX. Under the 2012 NCIB, the Company can purchase up to 9,500,000 common shares. The 2012 NCIB commenced on March 15, 2012 and is expected to be completed on December 13, 2012. The Company repurchased 730,000 common shares under the 2012 NCIB during the six months ended June 30, 2012 for a total of $3,802.

d)	Stock Options

During the six months ended June 30, 2012, pursuant to the Company’s stock option plan, the Company granted 1,248,614 stock options at various exercise prices ranging from CDN $4.95 to CDN $5.12. The options have a six year life and vest over three to four years.

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Risk free interest rate	1.3%	2.1%	1.3%	2.3%
Volatility	48%	53%	51%	56%
Expected option life (in years)	3.6	3.6	3.6	3.6
Dividend yield	2.2%	0.9%	2.0%	0.7%
Forfeiture rate	8.8%	8.8%	9.5%	8.8%

The weighted average fair value per option granted during the six months ended June 30, 2012 was CDN $1.73.

During the six months ended June 30, 2012, 772,329 stock options were cancelled as they related to former employees.

The following provides a summary of the stock-based compensation expense for the three and six months ended June 30, 2012 and 2011:

	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Cost of revenue	$236	$167	$460	$293
Research and development	(6)	97	258	247
Marketing, general and administration	646	581	1,213	991
	$876	$845	$1,931	$1,531

e)	Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option. In order to conserve cash, the Company has settled DSUs in common shares since April 20, 2006.

DSUs issued and outstanding as at June 30, 2012 were 76,856 (December 31, 2011 – 73,658). The liability recorded in respect of the outstanding DSUs was $378 as at June 30, 2012, (December 31, 2011 - $427). The change in the liability is recorded as compensation expense.

2012 Second Quarter Financial Results	7

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

During the six months ended June 30, 2012, 2,601 DSUs were granted to certain directors in lieu of cash for their quarterly fees for the period ended March 31, 2012.

f)    Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, RSUs are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

During the six months ended June 30, 2012, the Company granted 224,150 RSUs and settled 230,589 RSUs. RSUs outstanding as at June 30, 2012 were 492,685. The liability recorded in respect of the outstanding RSUs was $621 as at June 30, 2012 (December 31, 2011 - $1,276). The change in the liability is recorded as compensation expense.

During the six months ended June 30, 2012, 61,150 RSUs were cancelled as they related to former employees.

g)	Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Basic weighted average common shares outstanding	121,338,319	122,391,639	121,577,498	119,751,247
Effect of stock options	-	2,429,938	-	2,614,360
Diluted weighted average common shares outstanding	121,338,319	124,821,577	121,577,498	122,365,607

For the three and six months ended June 30, 2012, the effect of stock options totaling 1,167,027 and 1,070,286 were anti-dilutive.

7.    financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong, and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

2012 Second Quarter Financial Results	8

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Management does not believe that there is significant credit risk arising from any of the Company's licensees for which revenue has been recognized. However, should one of the Company's major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At June 30, 2012, one licensee accounted for 10% or more of total accounts receivable (December 31, 2011 – two).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at June 30, 2012:

Not past due	$892
Past due 1 - 30 days	158
Past due 31 - 60 days	66
Past due 61 - 90 days	43
Over 91 days past due	67
Less allowance for doubtful accounts	(117)
Total accounts receivable	$1,109

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, August 1, 2012, approximately $40 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At June 30, 2012, the Company had a provision for doubtful accounts of $117 (December 31, 2011 - $25) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At June 30, 2012, the Company had cash and cash equivalents and short-term investments of $191,133 and accounts receivable of $1,109 available to meet its obligations.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice

2012 Second Quarter Financial Results	9

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in U.S. dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavourable impact on Canadian denominated revenues and a favourable impact on Canadian denominated operating expenses. Recently, decreases in the value of the Canadian dollar relative to the U.S. dollar have had a positive impact on WiLAN’s Canadian dollar denominated operating expenses. Approximately 18% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. The recent decreases in the value of the Canadian dollar relative to the U.S. dollar have had a negative impact on WiLAN’s Canadian dollar denominated cash, cash equivalents, and short-term investments.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and secures the Company’s profitability on anticipated future cash flows. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

8.	COMMITMENTS AND CONTINGENCIES
a)	Litigation

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which the Company is involved are summarized below.

In September 2002, WiLAN, its former Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. WiLAN is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

In May 2007, the Company was served with a claim by a former South African distributor for approximately $250 regarding a dispute over inventory purportedly returned by that distributor to WiLAN. To date, this former distributor has secured an order in South Africa for seizure of immaterial office supplies located in South Africa not actually owned by WiLAN, but has not initiated any legal action  in Canada. This claim is currently stayed; the Company believes it has no liability for this claim and intends to vigorously defend its position in any related action.

2012 Second Quarter Financial Results	10

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In September, 2011, WiLAN, its subsidiary Gladios IP Inc. (“Gladios”) and one of its officers, Paul Lerner, were sued by General Patent Corporation (“GPC”) before the U.S. District Court for the Southern District of New York (the “SDNY Court”) alleging, among other things, breach of contract, fraud and misappropriation of trade secrets, by WiLAN with respect to its proposed acquisition of GPC. WiLAN, Gladios and Mr. Lerner deny any liability to GPC in this matter. At a motion brought by GPC for a preliminary injunction to enjoin Mr. Lerner from working for WiLAN or Gladios, which motion was joined with a trial on whether or not GPC had any trade secrets to be a subject of this matter, U.S. District Court Judge Keenan of the SDNY Court denied the motion and determined that GPC had no such trade secrets. GPC has appealed this decision to the United States Court of Appeal for the Second Circuit, against which appeal WiLAN, Gladios and Mr. Lerner are defending. While the appeal is continuing, the matter in chief is proceeding through its discovery phase and summary judgment motions.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to each of these matters.

b)	Operating lease

The Company has a commitment for future minimum annual operating lease payments totaling approximately $2,150 over the next five years.

c)	Other

As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed $4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

In certain of the Company’s patent infringement litigations the Company has been represented by the law firm of McKool Smith (“McKools”). Pursuant to the Company’s engagement with McKools, in consideration for a discount on fees, the Company has agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received from these litigations up to a maximum of $27,986. Pursuant to the license agreements and settlements relating to these litigations signed to date, the Company expects to collect proceeds from these litigations over the next five years. Should the Company collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. As at June 30, 2012, the current and long term portion of this liability is reflected as follows:

	As at June 30,	As at December 31,
	2012	2011
Success fee obligation	$18,241	$27,986
Current portion	(6,377)	(12,774)
	$11,864	$15,212

The current portion of the success fee obligation is recorded in accrued legal costs (see Note 5). During the three months ended June 30, 2012, the Company paid McKools $9,745 based on proceeds collected as at March 31, 2012.

9.    supplemental cash flow Information

	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Net interest received (paid) in cash	$177	$280	$(4,448)	$428
Taxes paid	872	699	2,059	1,486
Patents acquired under deferred financing arrangement	-	-	-	9,285

2012 Second Quarter Financial Results	11

NOTES

Wi-LAN Inc.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

10.  Restructuring charges

During the three months ended June 30, 2012, the Company undertook a workforce reduction which resulted in a restructuring charge of $418. The components of the charge included $300 for severance, benefits and other costs associated with the termination of the affected employees, and $118 for lease obligations. In addition, the Company wrote-off $209 of assets related to this workforce reduction which was included in marketing, general and administration expense.

The following table summarizes details of the Company’s restructuring charges and related reserves:

	Workforce Reduction	Lease Obligation	Total

Charges	$300	$118	$418
Cash payments	(297)	(4)	(301)
	$3	$114	$117

12

Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com